[PRINCETON REVIEW LETTERHEAD]

October 7, 2008

By EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, D.C. 20549

Attn: Celeste M. Murphy

Re:	The Princeton Review, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed on March 17, 2008

File No. 000-32469

Dear Ms. Murphy:

This letter is being furnished on behalf of The Princeton Review, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated September 23, 2008 (the “Letter”) to Stephen Richards, Chief Operating Officer and Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “10-K”) that was filed with the Commission on March 17, 2008.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. A copy of this letter is being sent under separate cover to Reid S. Hooper of the Commission.

Form 10-K for the fiscal year ended December 31, 2007

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 11

The Elements of Compensation at Princeton Review, Inc., page 14

1.

In future filings, for each named executive officer’s compensation, please discuss how each compensation element and your decisions regarding that element fit into your overall compensation objectives and affected decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S/K. For example, discuss whether the amount of base salary that year, the value realized upon vesting that year of previously awarded restricted stock, or the officer’s exercise that year of in-the-money, previously awarded stock options affected the committee’s or the board’s decisions regarding the kind or amount of incentive

United States Securities and Exchange Commission

Division of Corporation Finance

October 7, 2008

compensation to be paid to the officer for the year. We note your statement that “the actual amount of each form of compensation and the allocation of total compensation paid or awarded to each named executive officer takes into consideration each other form of compensation paid or issued” and your example of Mr. Perik’s award of a significant amount of long-term equity-based compensation in 2007 in contrast to his nominal annual base salary.

RESPONSE:

In future filings, the Company will discuss how each compensation element and its decisions regarding that element fit into its overall compensation objectives and affects decisions regarding other elements for each named executive officer’s compensation.

2.	On page 14 under “Base Salary”, you state that “[t]he Compensation Committee primarily considers prior and current period performance, business requirements for certain skills, individual experience, scope of responsibilities and compensation levels for similar positions at companies similar to The Princeton Review.” In addition, on page 16 under “Long-Term Equity-Based Incentive Awards”, you state that “[t]he Compensation Committee takes into account each individual’s potential for future responsibility and promotion, the levels of equity ownership of executives in similar positions at comparable companies…” In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S/K, please identify the benchmarked companies. In addition, please discuss how the Compensation Committee used the benchmarking information to determine the levels and amounts of named executive officer compensation.

RESPONSE:

In future filings, the Company will identify the benchmarked companies and will discuss how the Compensation Committee used the benchmarking information to determine the levels and amounts of named executive officer compensation.

*    *    *    *    *

As requested in the Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

October 7, 2008

If you have any questions concerning the enclosed matters, please contact me at (508) 663-5081 or by facsimile at (508) 663-5115.

Very truly yours,

/s/ Neal S. Winneg
Neal S. Winneg Executive Vice President, General Counsel and Secretary

cc:	Reid S. Hooper, Securities and Exchange Commission

Stephen Richards, The Princeton Review, Inc.

John M. Mutkoski, Esq., Goodwin Procter LLP

Edward A. King, Esq., Goodwin Procter LLP